Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary Name	Country
Full Art International Limited	Hong Kong
Zhuhai King Glass Engineering Co., Limited	PRC
Zhuhai King General Glass Engineering Technology Co., Limited	PRC
King General Engineering (HK) Limited	Hong Kong
KGE Building System Limited	Hong Kong
KGE Australia Pty Limited	Australia
Zhuhai City, Xiangzhou District Career Training School	PRC
Techwell Engineering Limited	Hong Kong
Techwell International Limited	Macau
Techwell Building System (Shenzhen) Co. Limited	PRC
CAE Building Systems, Inc.	USA
China Architectural Engineering (Shenzhen) Co., Ltd.	PRC
Techwell International (SEA) Pte Ltd.	Singapore
CAE Building Systems (Singapore) Pte Ltd.	Singapore